Filed pursuant to Rule 433
Registration Statement No. 333-160871

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Zion Oil & Gas Newsletter
September 18, 2009
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Dear Shareholder and/or Friend of Zion...

The Ma'anit-Rehoboth #2 well site

This past week, we have made good progress on a number of fronts, as you will read below.

Drilling Operations on the Ma'anit-Rehoboth #2 Well

As I noted last week, after some operational difficulties, we decided to continue with directional drilling, just in case there was any remaining junk in the hole (caused by the previous failure of a drill bit). However, the directional drilling team could not get the drill bit to maintain the required angle, so we took a (carefully) calculated risk and started to drill vertically.

I am pleased to report that, this past week, we have been successful in drilling to a depth of approximately 17,913 feet (5,460 meters).

Our original target depth was approximately 18,044 feet (5,500 meters), so this week we were drilling within the last 'one percent' of our originally proposed target depth.

In oil and gas exploration, probably the most difficult decision that one makes is on the question of 'when to stop drilling'. There is always the risk of catastrophic failure of the drill string and so losing the entire hole... and the risks (and costs) increase exponentially the deeper the hole.

In light of all the information that we now have, we decided to stop drilling any deeper and analyze and prioritize the seven zones that warrant completion testing.

There were a number of factors that influenced our decision not to drill deeper, including the fact that we have been drilling for almost a month with a long section of 'open hole', (that is, a long section without casing to protect the hole). The longer one drills without casing, the more chance there is of losing the hole completely, as the sides may cave into the well.

So, this week, we reamed the hole to the bottom (that is, we slightly enlarged the wellbore) and, as I write, are pulling the drill string out of the hole.

Next week, we will probably run a velocity survey and possibly some more wire line logs (for example resistivity and gamma ray logs), before we decide on the order and procedure regarding the completion testing.

In the meantime, the 2,000 horsepower drilling rig can soon be 'rigged down', moved to the site of the Elijah #3 well and then 'rigged up' again - this will take approximately two weeks. We will use a much smaller rig for completion operations on the Ma'anit-Rehoboth #2 well.

In conclusion, the drilling phase of the Ma'anit-Rehoboth #2 well has been successfully concluded and we can now move on to the testing phase for that well.

The main reserve pit at the site of the Elijah #3 well

Operations at the site of the Elijah #3 Well

This past week we continued the site preparation work. As you can see in the above photograph, the main reserve pit has been dug and lined. The concrete foundation for the heavy rig components has been poured and the site will be fully ready to receive the drilling rig within approximately the next ten days.

Rights Offering

As you can read in the September 15, 2009, Press Release below, Zion has filed with the Securities and Exchange Commission (SEC) an amendment to the registration statement which was filed in July 2009, with respect to a proposed Rights Offering to our common stockholders.

As amended, the proposed Rights Offering will offer a maximum of 3.6 million shares of stock at $5.00 for each share of stock. Should the rights offering be fully subscribed, the company will receive gross proceeds of $18 million.

Under the newly amended rights offering, stockholders have the right to purchase twenty three (23) shares of stock for every one hundred (100) shares of common stock owned on the (to be determined) record date.  This is identical to 0.23 subscription rights for each share of common stock owned on the record date.

After the filing, I commented:

"As we near completion of the drilling phase of the Ma'anit-Rehoboth #2 well (in Zion's Joseph license) and prepare the site for drilling the Elijah #3 well (in Zion's Asher-Menashe license), we are already considering a subsequent #4 well. As a result, we decided to increase the number of shares available in the proposed rights offering."

If you were among the many hundreds of our stockholders who did not receive as many $5.00 shares as you subscribed for in the earlier rights offering, this is your 'second chance' opportunity. Obviously, this offer is open to everyone who is a stockholder of record on the (as yet undetermined) record date.

Rosh Hashanah

This update is being distributed on the eve of 'Rosh Hashanah 5770', that is, the Jewish New Year of the year 5770. Traditionally, this is a time of year when all work ceases for the holiday in Israel (as all our operations will) and we consider the past year... and also look forward to the coming year.

When I look back at the past twelve months, I can only be amazed at how we were able to overcome the many challenges in order to reach this day. As this Jewish year ends, we have completed the drilling phase of the Ma'anit-Rehoboth # 2 well and are almost ready to begin drilling operations on the Elijah #3 well.

In the next few months, we will carry out completion testing operations on the Ma'anit-Rehoboth #2 well and, we all hope, will be able to announce successful testing of that well. We plan to drill the Elijah #3 well and carry out scientific investigation work on our Issachar-Zebulun permit area. We will also be looking to permit and start drilling a further well. There is much to be done!

In the meantime, I will take this opportunity to offer you the traditional greeting of 'Shana Tovah Umetukah' - a very happy and sweet year ahead - for you and your loved ones.

"In your good pleasure, make Zion prosper..."
Psalm 51:18

Thank you for your support of Zion

and

Shalom from Israel and Shana Tovah

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, geophysical and geological data and interpretation, anticipated attributes of geological strata being drilled, drilling efforts and locations, timing and potential results thereof and plans contingent thereon and rights offering are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE
Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466 ).

Contact Information
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More information about Zion is available at www.zionoil.com or by contacting Kim Kaylor at Zion Oil & Gas, Inc., 6510 Abrams Rd., Suite 300, Dallas, TX 75231; telephone 1-214-221-4610; email: dallas@zionoil.com
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